January 22, 2020

John Goll
Chief Accounting Officer
INSMED Inc
10 Finderne Avenue, Building 10
Bridgewater, NJ. 08807

       Re: INSMED Inc
           Form 10-K filed on February 22, 2019
           Filed on February 22, 2019
           Form 8-K filed on October 30, 2019
           File no. 000-30739

Dear Mr. Goll:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences